FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ('HSBC') announces that, as outlined in its announcement on 25 October 2021, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ('Ordinary Shares') for up to a maximum consideration of US$2,000,000,000 (the 'Buy-back'). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares.

HSBC has entered into an irrevocable, non-discretionary agreement (the 'Agreement') with Morgan Stanley & Co. International plc ('Morgan Stanley') to enable the purchase of Ordinary Shares by Morgan Stanley acting as principal, during the period running from 26 October 2021 and ending no later than 20 April 2022 (subject to regulatory approval remaining in place), for an aggregate purchase price of up to US$2,000,000,000 and the simultaneous on-sale of such Ordinary Shares by Morgan Stanley to HSBC.

Morgan Stanley will make trading decisions in relation to the Buy-back independently of HSBC. Any purchases of Ordinary Shares will be carried out on the London Stock Exchange, Aquis Exchange, BATS, Chi-X and/or Turquoise in accordance with certain pre-set parameters and in accordance with (and subject to limits prescribed by) HSBC's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 28 May 2021 (the '2021 Authority'), Chapter 12 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the 'Withdrawal Act')), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law of the United Kingdom by virtue of the Withdrawal Act)), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Hong Kong Codes on Takeovers and Mergers and Share Buy-Backs and applicable US federal securities laws. All repurchases by HSBC under the Buy-Back will be 'on Exchange' transactions (as such term is defined in the rules of the London Stock Exchange) and will be 'market purchases' for the purposes of the Companies Act 2006. Ordinary Shares purchased under the Buy-back will be cancelled.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 2,042,279,925, being the number of Ordinary Shares able to be repurchased under the 2021 Authority.

Investor enquiries to:
Richard O'Connor	+44 (0) 20 7991 6590	investorrelations@hsbc.com

Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,969bn at 30 September 2021, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 October 2021